UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    September 29, 2014

Sumitomo Mitsui Financial Group, Inc.

Revision of Earnings Target for the Six Months ended September 30, 2014

TOKYO, September 29, 2014 --- Sumitomo Mitsui Financial Group, Inc. (“SMFG”) announces revisions of consolidated earnings target for the six months ended September 30, 2014, which were announced in May 2014.

SMFG has not revised its consolidated earnings forecast for the fiscal year ending March 31, 2015 at this moment.

1. Revision of consolidated earnings target

(Billions of yen, except percentages)

		Ordinary profit	Net income

Previous target (*)	(A)	¥ 560	¥ 330

Revised target	(B)	750	460

Change	(B – A)	+ 190	+ 130

Percentage change	(%)	+ 33.9	+ 39.4

Results for the six months ended September 30, 2013		¥ 835.9	¥ 505.7

        (*) Announced in May 2014

2. Reasons for the revision

SMFG revises its consolidated earnings target for the six months ended September 30, 2014 as Sumitomo Mitsui Banking Corporation (“SMBC”), a major consolidated subsidiary of SMFG, expects an increase in its net income primarily due to higher banking profit and gains on reversal of reserve for possible loan losses, and other consolidated subsidiaries and equity method affiliates also expect good results.

[Appendix]

SMBC non-consolidated earnings target (six months ended September 30, 2014)

(Billions of yen)

			Banking profit	(*2)	Ordinary profit	Net income	Total credit cost

Previous target (*1)	(A	)	¥ 370		¥ 400	¥ 280	¥ + 50

Revised target	(B	)	430		580	400	+ 110

Change	(B – A	)	+ 60		+ 180	+ 120	+ 60

Results for the six months ended September 30, 2013			¥ 453.2		¥ 523.5	¥ 330.2	¥ + 78.3

(*1) Announced in May 2014

(*2) Before provision for general reserve for possible loan losses

Banking profit (before provision for general reserve for possible loan losses)

SMBC expects to secure banking profit of approximately ¥430 billion, or ¥60 billion above the previous target. This is mainly due to the good performance of the Treasury Unit.

Total credit cost

Total credit cost is expected to be a net reversal of approximately ¥110 billion, as compared to previous target of ¥50 billion. This is mainly due to our individualized efforts to assist certain debtors to improve their businesses and financial conditions.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.